UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

January 29, 2014

Commission File Number: 1-15174

Siemens Aktiengesellschaft

(Translation of registrant’s name into English)

Wittelsbacherplatz 2

80333 Munich

Federal Republic of Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Resolutions from the Annual Shareholders’ Meeting

At the Annual Shareholders’ Meeting of Siemens AG on January 28, 2014, resolutions were passed on Items 2 -11 of the Agenda. The exact wording of the resolutions is set out on the Notice of Annual Shareholders’ Meeting and the Addendum thereto, furnished under cover of Siemens AG’s Form 6-K dated December 6, 2013. The following are the detailed voting results (percentages represent approximations):

Resolutions	Valid votes cast*	In % of the statutory capital stock	YES		NO		Agenda item
Agenda item 2 (Appropration of net income)	378,428,132	44.81%	377,651,407	99.79%	776,725	0.21%	approved
Agenda item 3 (Ratification of the acts of the Managing Board)
Joe Kaeser	374,383,266	44.33%	370,421,234	98.94%	3,962,032	1.06%	approved
Peter Löscher	374,373,546	44.33%	369,406,713	98.67%	4,966,833	1.33%	approved
Roland Busch	374,364,290	44.33%	370,394,212	98.94%	3,970,078	1.06%	approved
Brigitte Ederer	374,353,596	44.33%	370,351,763	98.93%	4,001,833	1.07%	approved
Klaus Helmrich	374,369,028	44.33%	370,402,760	98.94%	3,966,268	1.06%	approved
Barbara Kux	374,369,130	44.33%	369,463,178	98.69%	4,905,952	1.31%	approved
Hermann Requardt	374,368,922	44.33%	370,404,040	98.94%	3,964,882	1.06%	approved
Siegfried Russwurm	374,369,689	44.33%	370,401,929	98.94%	3,967,760	1.06%	approved
Peter Y. Solmssen	374,367,112	44.33%	369,466,113	98.69%	4,900,999	1.31%	approved
Michael Süß	374,364,364	44.33%	370,394,609	98.94%	3,969,755	1.06%	approved
Ralf P. Thomas	374,366,314	44.33%	370,398,171	98.94%	3,968,143	1.06%	approved
Agenda item 4 (Ratification of the acts of the Supervisory Board)
Gerhard Cromme	325,472,271	38.54%	309,907,614	95.22%	15,564,657	4.78%	approved
Berthold Huber	324,540,850	38.43%	318,960,182	98.28%	5,580,668	1.72%	approved

Resolutions	Valid votes cast*	In % of the statutory capital stock	YES		NO		Agenda item
Josef Ackermann	325,457,020	38.54%	309,956,698	95.24%	15,500,322	4.76%	approved
Lothar Adler	324,526,939	38.43%	318,929,630	98.28%	5,597,309	1.72%	approved
Jean-Louis Beffa	325,440,391	38.54%	319,937,624	98.31%	5,502,767	1.69%	approved
Gerd von Brandenstein	325,442,277	38.54%	319,939,220	98.31%	5,503,057	1.69%	approved
Michael Diekmann	325,442,447	38.54%	319,937,107	98.31%	5,505,340	1.69%	approved
Hans Michael Gaul	325,441,205	38.54%	319,943,075	98.31%	5,498,130	1.69%	approved
Peter Gruss	325,439,488	38.54%	319,940,624	98.31%	5,498,864	1.69%	approved
Bettina Haller	325,437,330	38.54%	319,936,855	98.31%	5,500,475	1.69%	approved
Hans-Jürgen Hartung	325,437,170	38.54%	319,938,352	98.31%	5,498,818	1.69%	approved
Robert Kensbock	324,596,539	38.44%	319,802,892	98.52%	4,793,647	1.48%	approved
Harald Kern	325,440,044	38.54%	319,936,894	98.31%	5,503,150	1.69%	approved
Jürgen Kerner	325,440,627	38.54%	319,936,192	98.31%	5,504,435	1.69%	approved
Nicola Leibinger-Kammüller	325,444,242	38.54%	319,942,142	98.31%	5,502,100	1.69%	approved
Gérard Mestrallet	325,439,265	38.54%	320,640,481	98.53%	4,798,784	1.47%	approved
Werner Mönius	325,440,073	38.54%	319,934,410	98.31%	5,505,663	1.69%	approved
Güler SabancI	325,439,532	38.54%	320,637,485	98.52%	4,802,047	1.48%	approved
Håkan Samuelsson	325,439,622	38.54%	319,928,123	98.31%	5,511,499	1.69%	approved
Rainer Sieg	325,439,646	38.54%	319,938,051	98.31%	5,501,595	1.69%	approved
Birgit Steinborn	325,440,062	38.54%	319,933,777	98.31%	5,506,285	1.69%	approved
Lord Iain Vallance of Tummel	325,440,918	38.54%	319,927,642	98.31%	5,513,276	1.69%	approved
Sibylle Wankel	325,440,002	38.54%	319,936,529	98.31%	5,503,473	1.69%	approved
Werner Wenning	325,445,477	38.54%	319,944,350	98.31%	5,501,127	1.69%	approved
Agenda item 5 (Approval of the system of Managing Board compensation)	376,740,531	44.61%	353,706,401	93.89%	23,034,130	6.11%	approved

Resolutions	Valid votes cast*	In % of the statutory capital stock	YES		NO		Agenda item
Agenda item 6 (Appointment of independent auditors)	378,528,573	44.82%	377,937,803	99.84%	590,770	0.16%	approved
Agenda item 7 (By-election to the Supervisory Board)	377,550,997	44.71%	372,164,622	98.57%	5,386,375	1.43%	approved
Agenda item 8 (Creation of an Authorized Capital 2014)	371,853,631	44.03%	329,465,450	88.60%	42,388,181	11.40%	approved
Agenda item 9 (Issue of convertible bonds and/or warrant bonds and creation of a Conditional Capital 2014)	377,467,339	44.70%	344,956,251	91.39%	32,511,088	8.61%	approved
Agenda item 10 (Cancelation of Conditional Capital no longer required)	377,939,811	44.75%	377,603,789	99.91%	336,022	0.09%	approved
Agenda item 11 (Adjustment of Supervisory Board compensation)	377,477,995	44.70%	365,431,899	96.81%	12,046,096	3.19%	approved

*	Equals the number of shares for which valid votes have been cast

Dividend announcement

WKN 723610 / ISIN DE0007236101

The Annual Shareholders’ Meeting on January 28, 2014 resolved that the unappropriated net income of Siemens AG for the fiscal year ended September 30, 2013 amounting to €2,643,000,000.00 shall be used to pay a dividend of €3.00 on each share of no par value entitled to receive a dividend. The amount attributable to the treasury stock held by the Company on the date of the Annual Shareholders’ Meeting will be carried forward.

The dividend will be paid from January 29, 2014 onward, in general after deduction of 25% withholding tax and a 5.5% solidarity surcharge on the withholding tax (totaling 26.375%) and, if applicable, church tax on the withholding tax. Payment of the dividend will be effected by the depository banks via Clearstream Banking AG.

The withholding tax and the solidarity surcharge will not be deducted from payments to domestic shareholders who have submitted to their depositary bank either a non-assessment certification (“Nichtveranlagungsbescheinigung”) or a tax exemption form (“Freistellungsauftrag”) with sufficient exemption volume.

In the case of foreign shareholders, the withholding tax, including the solidarity surcharge, may be reduced on submission of an application for refund in accordance with the applicable double taxation treaty between the Federal Republic of Germany and the respective country.

Berlin and Munich, January 2014

Siemens Aktiengesellschaft

The Managing Board

The above announcement, appearing in the German Federal Gazette (Bundesanzeiger), prepared for the convenience of English-speaking readers, is a translation of the German original. For purposes of interpretation the German text shall be authoritative and final.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: January 29, 2014	/s/	DR. WERNER SCHICK
	Name:	Dr. Werner Schick
	Title:	Chief Counsel - Corporate/Capital Markets

/s/	KAREN A. WALTER
Name:	Karen A. Walter
Title:	Senior Counsel - Governance & Markets